Filed by British American Tobacco p.l.c.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Reynolds American Inc.
Commission File No.: 001-32258

Not for release, publication or distribution, in whole or in part, in or into or from any jurisdiction where to do so would constitute a violation of the relevant laws or regulations of such jurisdiction

This announcement contains inside information.

For immediate release: 17 January 2017

BAT Announces Agreement to Acquire Reynolds

British American Tobacco p.l.c. (“BAT”) and Reynolds American Inc. (“Reynolds”), have agreed the terms of a recommended offer for BAT to acquire the remaining 57.8% of Reynolds it does not already own. The transaction has been unanimously approved by the Transaction Committee of independent Reynolds directors established to evaluate the BAT offer. The transaction has also been approved by the Boards of Reynolds and BAT.

Agreed Terms

●
Reynolds shareholders will receive for each Reynolds share $29.44 in cash and 0.5260 BAT ordinary shares which shall be represented by BAT American Depository Receipts (ADRs) listed on the New York Stock Exchange

●
Based on BAT’s share price and the Dollar-Sterling exchange rate as at market close on 16 January 2017[1], this implies a total current value of $59.64 per Reynolds share and a total current value of approximately $49.4 billion for the 57.8% of Reynolds not already owned by BAT

●	Represents a premium of 26% over the closing price of Reynolds common stock on 20 October 2016 (being the last day prior to BAT’s announcement of a proposal to merge with Reynolds)
●	NYSE-listed Level III ADRs representing BAT ordinary shares will be issued following registration under US securities laws

Creates a stronger, truly global tobacco and Next Generation Products (“NGP”) company to deliver sustained long-term profit growth and returns with:

●	A balanced presence in high growth emerging markets and high profitability developed markets, combined with direct access to the attractive US market
●	A portfolio of strong, growing global brands, bringing together ownership of Newport, Kent and Pall Mall
●	A truly global NGP business, with a world class pipeline of vapour and tobacco heating products and access to the fastest growing NGP markets
●	At least $400m of annualised cost synergies anticipated by the end of year 3, supporting continued margin improvement
●	EPS and DPS accretive in the first full year and targeting mid-single digit EPS accretion in year 3, with the transaction beating the Group’s WACC for the US by year 5.
●	Enhanced cash generation with increased control of a significant proportion of group cash flows
●	Continued commitment to BAT’s dividend policy with a payout ratio of at least 65%
●	A continuing strong financial profile, targeting a solid investment grade credit rating through progressive deleveraging

BAT’s Chief Executive, Nicandro Durante commented:

"We are very pleased to have reached an agreement with the Transaction Committee and Board of Reynolds and we look forward to putting the recommended offer to shareholders.  We have been shareholders in Reynolds since 2004 and we have benefited from the success of the present management team’s strategy, including its acquisition of Lorillard, which we supported with our own investment in 2015. BAT has consistently executed a winning strategy and has a proven track record of delivering strong results and returns for its shareholders while successfully investing for future growth.  Our combination with Reynolds will benefit from utilising the best talent from both organisations. It will create a stronger, global tobacco and NGP business with direct access for our products across the most attractive markets in the world.  We believe this will drive continued, sustainable profit growth and returns for shareholders long into the future."

1 Reference BAT share price of GBp 4,762.5 and exchange rate of 1.2056 as quoted by Bloomberg

Key terms of the transaction

The transaction will be effected through a US statutory merger in which Reynolds shareholders, other than BAT, will receive $29.44 in cash and 0.5260 BAT ordinary shares which shall be represented by BAT ADRs listed on the New York Stock Exchange for each of their Reynolds shares.

Based on BAT’s share price and the Dollar-Sterling exchange rate as at market close on 16 January 2017, the purchase price implies a total current value of $49.4 billion for the remaining 57.8% of Reynolds not owned by BAT, comprised of approximately $24.4 billion in cash and $25.0 billion in BAT ADRs

Based on BAT’s share price and the Dollar-Sterling exchange rate as at market close on 16 January 2017, the agreed terms represent a premium of: 26% over the closing price of Reynolds common stock on 20 October 2016 (the last day prior to BAT’s announcement of a proposal to merge with Reynolds) and a current Enterprise Value of $97 billion which, based on reported LTM EBITDA to 30 September 2016, represents an attractive multiple of 16.9x.

The cash component of the transaction will be financed by a combination of existing cash resources, new bank credit lines and the issuance of new bonds. A $25bn acquisition facility has been entered into with a syndicate of banks to provide financing certainty. The acquisition facility comprises $15bn and $5bn bridge loans with 1 and 2-year maturities respectively, each with two six month extensions available at BAT’s option. In addition, the facility includes two $2.5bn term loans with maturities of 3 and 5 years. BAT intends to refinance the bridge loans through capital market debt issuances in due course.

BAT is committed to maintaining a solid investment grade credit rating and intends to delever, targeting a net debt to EBITDA metric of around 3.0x by the end of 2019.

BAT anticipates taking actions to treat legacy Reynolds and BAT debt pari-passu.

Until completion Reynolds shareholders will remain entitled to Reynolds dividends payable in the ordinary course. Reynolds shareholders will be entitled to BAT dividends (with record dates following completion) in respect of their new BAT shares from the time of issuance of such shares.

BAT intends to register BAT ADRs under US securities laws.  The transaction is a Class 1 transaction for BAT for the purposes of the UK Listing Rules requiring the approval of BAT shareholders.  A shareholder circular, together with notice of the relevant shareholder meeting, will be distributed to BAT shareholders in due course. The parties expect the transaction to close during Q3 2017.

It has been agreed that three of the non-BAT nominated Reynolds directors will join the Board of BAT at closing.

Both the BAT and the Reynolds’ Boards will recommend the transaction to their respective shareholders.  A break fee of up to $1 billion is payable by either BAT or Reynolds under certain circumstances. More information is provided in the Closing Conditions section.

Creates a stronger, truly global tobacco and Next Generation Products (“NGP”) company

Post transaction, the group will be a larger, broader, more geographically diversified business with a unique footprint providing continued exposure to high growth emerging markets, direct access to the opportunity in the US market, and a broad presence in key developed markets.

Direct access to the attractive US market:

The US is the largest tobacco profit pool globally (ex-China), with the combination of affordable pack prices, relatively high disposable incomes and a growing market for NGPs underpinning the opportunity for long-term profitable growth.

Reynolds is well-positioned as the number two player in the US market, with three out of the four top selling cigarette brands and the benefits from the Lorillard acquisition already evident.  Reynolds has a 34% cigarette market share, with Newport the leading brand in menthol, Pall Mall the leading value brand and Natural American Spirit, the fastest growing premium brand. Reynolds’ American Snuff subsidiary also has a 33% share of the growing moist snuff segment, led by its Grizzly brand.

BAT has a successful track record of developing strong brands and growing market share through a consistent focus on product quality and innovation, enabling it to build on Reynolds’ existing share growth momentum.

Significant presence in high growth emerging markets:

BAT has a significant presence in emerging markets across South America, Africa, the Middle East and Asia and emerging markets will account for 60% of volume in the enlarged group. Over the last 5 years, revenue per pack in these markets has grown at more than twice the rate compared to developed markets. With generally low cigarette pack prices and expectations of continued growth in consumer disposable income over the long term, the future profit growth opportunity remains strong.  BAT sees emerging markets as the source of future profit growth for the BAT group and developed markets as the source of current profit growth.

Portfolio of strong, global brands:

BAT has a proven track record of developing strong, global brands driven by innovation and product quality.  The Global Drive Brand portfolio of Dunhill, Kent, Lucky Strike, Pall Mall and Rothmans has grown volume at an average of 7% per annum over the last 3 years, gaining more than 200bps share over the period.  The transaction also brings together the Newport, Kent and Pall Mall brands under common ownership.

Establishes a truly global NGP business with a world class pipeline:

The combined business will be the only truly global company in the fast growing NGP category, with a unique opportunity to leverage scale and insights across the largest and fastest growing NGP markets and categories.

BAT's multi category strategy in NGPs is aimed at satisfying different consumer moments, with the capability of effectively addressing rapidly developing consumer behaviours.  Based on our estimated share of the global vapour market outside the US, BAT is already the largest international company in the category, having successfully launched a portfolio of products in the 5 largest vapour markets in Europe.  This includes leadership positions in the United Kingdom and Poland.  In December 2016, Glo, an innovative tobacco heating product, was launched in Japan with encouraging early results.

In addition, Reynolds' Vuse is one of the leading vapour brands sold in retail in the world's largest vapour market.

The transaction will benefit from the best of the two companies’ talented R&D and NGP organisations and allow NGP capabilities to be shared more broadly.  Direct access to the US vapour market permits further leverage of this world class pipeline of NGPs.

Delivers sustained long-term profit growth and returns

The transaction on the recommended terms represents an attractive offer to Reynolds shareholders, with a significant cash component and the opportunity to participate in the future returns from the combined company. The transaction also meets BAT's financial criteria for acquisitions.

Direct access to the opportunity in the US market further supports BAT’s commitment to delivering long-term profitable growth through consistent revenue growth and margin enhancement of 50-100 basis points on average, per annum.

BAT anticipates realising at least $400m in annualised cost synergies by the end of year 3. These synergies will be achieved by leveraging the scale of the combined business, increasing efficiencies and aligning to BAT’s Target Operating Model.  Cost synergies exist in three main areas – procurement, product development and corporate costs of the combined group.  The delivery of these synergy benefits, together with the opportunity for profitable growth in the US market, further supports BAT’s commitment to margin enhancement of 50-100 basis points on average, per annum.

BAT’s existing manufacturing footprint will be enhanced by the inclusion of the Reynolds Group’s high quality production facilities in North Carolina and Tennessee.

The transaction is expected to be accretive to adjusted fully diluted EPS in the first full year, targeting mid-single digit EPS accretion in year 3, and to beat the group WACC for the US by year 5. The transaction will significantly enhance BAT’s cash flow generation profile with increased control of what will be a significant proportion of group cash flows and a more diversified FX exposure.

BAT intends to maintain its dividend policy of a minimum 65% payout ratio post transaction and expects the transaction to be accretive to dividends per share.

Closing conditions

The parties expect the transaction to close during the third quarter of 2017, subject to: obtaining affirmative votes from BAT and Reynolds shareholders; obtaining anti-trust approvals in the US and Japan; registration of BAT shares with the SEC; approval of the BAT shares for listing on the LSE and the BAT ADRs on the NYSE; and, other customary conditions.  Completion of the merger is not subject to any financing condition.

BAT intends to register BAT ADRs under US securities laws.  The transaction is a Class 1 transaction for BAT for the purposes of the UK Listing Rules requiring the approval of BAT shareholders.  A shareholder circular, together with notice of the relevant shareholder meeting, will be distributed to BAT shareholders in due course.

If either of the BAT or Reynolds’ Boards decides in line with its fiduciary duties to withhold or withdraw its recommendation to its shareholders to vote in favour of the transaction and the merger agreement is terminated, such party would be required to pay a break fee of $1 billion to the other party.  Under certain circumstances, in the event that the merger agreement is terminated and a competing transaction completes within 12 months of that termination, the party completing the competing transaction would be required to pay a break fee of $1 billion.  In the event that (a) certain anti-trust approvals are not obtained or (b) an anti-trust approval is conditioned on disposals or other conduct remedies and BAT does not accept such conditions and therefore does not complete this transaction, BAT must pay an anti-trust break fee of $500 million to Reynolds.   The anti-trust break fee would not be payable in addition to the $1 billion break fee.

BAT intends to file the merger agreement and other relevant documents with the SEC and such documents may be retrieved free of charge at the SEC’s website, http://www.sec.gov.  These are expected to be available at some point later today.

Conference Call and Webcast Information
BAT will host a conference call and live webcast at 8.30am GMT on 17th January 2017, to discuss the merger agreement.

Webcast and Conference Call
A live webcast of the announcement is available via www.bat.com/ir.
If you wish to listen to the presentation via a conference call facility please use the dial in details below:
Dial-in number: +44 20 3139 4830
Passcode: 97647764#

Conference Call Playback Facility
A replay of the conference call will also be available for 30 days.
Dial-in number: +44 20 3426 2807
Passcode: 682173#

ENQUIRIES
For BAT

BAT Press Office +44 (0)207 845 2888 (24 hours)	BAT Investor Relations Mike Nightingale / Rachael Brierley / Sabina Marshman +44 (0)207 845 1180 / 1519 / 1781

FTI Consulting (UK PR agency) John Waples +44 (0)20 3727 1515 Edward Bridges +44 (0)20 3727 1067 David Waller +44 (0)20 3727 1651	Sard Verbinnen & Co. (US PR agency) US: George Sard / Jim Barron +1 212 687 8080 UK: Michael Henson +44 (0)20 3178 8914

Centerview Partners UK: Nick Reid / Hadleigh Beals +44 (0)207 409 9700	Deutsche Bank UK: Nigel Meek / James Ibbotson Matt Hall / Jimmy Bastock (Corporate Broking) +44 (0)207 545 8000

US: Blair Effron +1 212 380 2650	US: James Stynes +1 212 250 2500

UBS UK: John Woolland / James Robertson David Roberts (Corporate Broking) +44 (0)207 568 1000

The person responsible for making this announcement is Nicola Snook, BAT’s Company Secretary.

NOTES TO EDITORS

About BAT

BAT is a global tobacco group with brands sold in more than 200 markets. It employs more than 50,000 people worldwide and has over 200 brands in its portfolio, with its cigarettes chosen by around one in eight of the world’s one billion smokers. BAT has market leading positions in at least 55 markets around the world.  The Group generated £5 billion adjusted profit from operations in 2015.

About Reynolds

For the year ended 31 December 2015, Reynolds generated profit before tax of $6,384 million and as at 30 September 2016 had gross assets of $51,792 million.

Centerview Partners, Deutsche Bank and UBS are acting as financial advisers to BAT. Deutsche Bank and UBS are joint corporate brokers to BAT and acting as joint sponsors to BAT in relation to the transaction described in this announcement.  Cravath, Swaine & Moore LLP and Herbert Smith Freehills LLP are acting for BAT as US and UK legal counsel respectively.  PwC are acting as accountants and advisors to BAT on the transaction described in this announcement.

Centerview Partners UK LLP (“Centerview Partners”) is authorised and regulated by the Financial Conduct Authority in the United Kingdom.  Centerview Partners is acting exclusively for BAT and no one else in connection with the transaction described in this announcement.  Centerview Partners will not regard any other person as its client in relation to the transaction described in this announcement  and will not be responsible to any person other than BAT for providing the protections afforded to clients of Centerview Partners or for providing advice in relation to the transaction described in this announcement or any other matter referred to herein.

Deutsche Bank AG is authorised under German Banking Law (competent authority: European Central Bank) and, in the United Kingdom, by the Prudential Regulation Authority. It is subject to supervision by the European Central Bank and by BaFin, Germany’s Federal Financial Supervisory Authority, and is subject to limited regulation in the United Kingdom by the Prudential Regulation Authority and Financial Conduct Authority. Details about the extent of its authorisation and regulation by the Prudential Regulation Authority, and regulation by the Financial Conduct Authority, are available on request or from www.db.com/en/content/eu_disclosures.htm.

Deutsche Bank AG, acting through its London branch (“DB London”), and Deutsche Bank Securities Inc. (“DBSI” and with DB London, “DB”) are acting as joint financial adviser and DB London is acting as joint corporate broker and joint sponsor to BAT. DB are acting exclusively for BAT and no one else in connection with the transaction described in this announcement. DB will not regard any other person as their client in relation to the transaction described in this announcement and will not be responsible to any person other than BAT for providing the protections afforded to clients of DB or for providing advice in relation to the transaction described in this announcement or any other matter referred to herein.

UBS Limited is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom. UBS Limited is acting exclusively for BAT and no one else in connection with the transaction described in this announcement. UBS Limited will not regard any other person as its client in relation to the transaction described in this announcement and will not be responsible to any person other than BAT for providing the protections afforded to clients of UBS Limited or for providing advice in relation to the transaction described in this announcement or any other matter referred to herein.

Apart from the responsibilities and liabilities, if any, which may be imposed on it by the Financial Services and Markets Act 2000, none of Centerview Partners, DB or UBS Limited accepts any responsibility whatsoever and makes no representation or warranty, express or implied, as to the contents of this announcement, including its accuracy, fairness, sufficiency, completeness or verification or for any other statement made or purported to be made by it, or on its behalf, in connection with BAT or the transaction described in this announcement, and nothing in this announcement is, or shall be relied upon as, a promise or representation in this respect, whether as to the past or the future. Each of Centerview Partners, DB and UBS Limited accordingly disclaims to the fullest extent permitted by law all and any responsibility and liability whether arising in tort, contract or otherwise (save as referred to above) which it might otherwise have in respect of this announcement.

For further information

A copy of this announcement will be made available, subject to certain jurisdiction restrictions, on BAT's website at BATReynolds.transactionannouncement.com. For the avoidance of doubt, the contents of this website is not incorporated into and does not form part of this announcement.

Overseas jurisdictions

The release, publication or distribution of this announcement in or into jurisdictions other than the United States or the United Kingdom may be restricted by law and therefore any persons who are subject to the law of any jurisdiction other than the United States or the United Kingdom should inform themselves about, and observe, any applicable legal or regulatory requirements. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies and persons involved in the transaction disclaim any responsibility or liability for the violation of such restrictions by any person.

Copies of this announcement and formal documentation relating to the transaction will not be and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any jurisdiction outside of the United States and the United Kingdom where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction. Doing so may render invalid any related purported vote in respect of the transaction

Forward looking statements

Certain statements in this communication regarding the proposed merger of Reynolds and BAT (the “Proposed Transaction”), the expected timetable for completing the Proposed Transaction, the benefits and synergies of the Proposed Transaction, future opportunities for the combined company and any other statements regarding BAT’s, Reynolds’ or the combined company’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 21E of the United States Securities Exchange Act of 1934. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual future financial condition, performance and results to differ materially from the plans, goals, expectations and results expressed in the forward-looking statements and other financial and/or statistical data within this communication. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: whether the conditions to the Proposed Transaction will be satisfied and the Proposed Transaction will be completed on the anticipated timeframe, or at all; the failure to realize contemplated synergies and other benefits from the Proposed Transaction; the incurrence of significant costs and the availability and cost of financing in connection with the Proposed Transaction; the effect of the announcement of the Proposed Transaction, and related uncertainties as to whether the Proposed Transaction will be completed, on BAT’s, Reynolds’ or the combined company’s ability to retain customers, retain and hire key personnel and maintain relationships with suppliers and on their operating results and businesses generally; the ability to maintain credit ratings; changes in the tobacco industry and stock market trading conditions; changes or differences in domestic or international economic or political conditions; changes in tax laws and rates; the impact of adverse legislation and regulation; the ability to develop, produce or market new alternative products profitably; the ability to effectively implement strategic initiatives and actions taken to increase sales growth; the ability to enhance cash generation and pay dividends; adverse litigation and dispute outcomes; and changes in the market position, businesses, financial condition, results of operations or prospects of BAT, Reynolds or the combined company.

Additional information concerning these and other factors can be found in Reynolds’ filings with the U.S. Securities and Exchange Commission (“SEC”), including Reynolds’ most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and BAT’s Annual Reports, which may be obtained free of charge from BAT’s website www.BAT.com. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof and BAT undertakes no obligation to update or revise publicly any forward-looking statements or other data or statements contained within this communication, whether as a result of new information, future events or otherwise.

No statement in this announcement is intended to be a profit forecast and no statement in this announcement should be interpreted to mean that earnings per share of BAT or Reynolds for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT or Reynolds, respectively.

Additional information and where to find it

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC in connection with the Proposed Transaction. Any solicitation will only be made through materials filed with the SEC. Nonetheless, this communication may be deemed to be solicitation material in respect of the Proposed Transaction by BAT.

BAT intends to file relevant materials with the SEC, including a registration statement on Form F-4 that will include a proxy statement of Reynolds that also constitutes a prospectus of BAT. Investors and security holders are urged to read all relevant documents filed with the SEC (if and when they become available), including the proxy statement/prospectus, because they will contain important information about the Proposed Transaction. Investors and security holders will be able to obtain the documents (if and when available) free of charge at the SEC’s website, http://www.sec.gov, or for free from BAT by using the contact details above.  Such documents are not currently available.

BAT will also prepare a shareholder circular to be distributed to BAT shareholders. BAT urges BAT shareholders to read the shareholder circular carefully when it becomes available because it will contain important information in relation to the transaction. Any vote in respect of the resolutions to be proposed at the general meeting of BAT to approve the transaction and related matters should be made only on the basis of the information contained in the shareholder circular.

Participants in solicitation

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC in connection with the Proposed Transaction. Nonetheless, BAT and its affiliates and each of their directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the holders of Reynolds common stock with respect to the Proposed Transaction. Information about such parties and a description of their interests are set forth in BAT’s 2015 Annual Report, which may be obtained free of charge from BAT’s website www.BAT.com and the proxy statement for Reynolds’ 2016 Annual Meeting of Stockholders, which was filed with the SEC on March 23, 2016. To the extent holdings of Reynolds securities by such parties have changed since the amounts contained in the proxy statement for Reynolds’ 2016 Annual Meeting of Stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interest of such parties will also be included in the materials that BAT intends to file with the SEC in connection with the Proposed Transaction. These documents (if and when available) may be obtained free of charge from the SEC’s website http://www.sec.gov, or from BAT using the contact information above.

Non-solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This communication should not be construed as, investment advice and is not intended to form the basis of any investment decision, nor does it form the basis of any contract for acquisition or investment in any member of the BAT group, financial promotion or any offer, invitation or recommendation in relation to any acquisition of, or investment in, any member of the BAT group.

If you are in any doubt about the contents of this announcement or the action you should take, you are recommended to seek your own independent personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant, fund manager or other appropriate independent financial adviser duly authorised under the UK Financial Services and Market Act 2000 (as amended) if you are resident in the United Kingdom or, if not, from another appropriately authorised independent financial adviser.

 British American Tobacco p.l.c. Proposed Acquisition of Reynolds American Inc.  January 2017

This presentation in relation to British American Tobacco p.l.c. (“BAT”) and its subsidiaries (collectively, the “BAT Group”) and Reynolds American Inc. (“Reynolds”) and its subsidiaries (collectively, the “Reynolds Group”, and together with the BAT Group, the “Group”) has been prepared solely for use at this presentation. The presentation is not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident or located in any jurisdiction outside of the United States and the United Kingdom where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction. The information contained in this presentation does not purport to be comprehensive and has not been independently verified. Certain industry and market data contained in this presentation has come from third party sources. Third party publications, studies and surveys generally state that the data contained therein have been obtained from sources believed to be reliable, but that there is no guarantee of accuracy or completeness of such data. Forward looking statementsCertain statements in this communication regarding the proposed merger of Reynolds and BAT (the “Proposed Transaction”), the expected timetable for completing the Proposed Transaction, the benefits and synergies of the Proposed Transaction, future opportunities for the combined company and any other statements regarding BAT’s, Reynolds’ or the combined company’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 21E of the United States Securities Exchange Act of 1934. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual future financial condition, performance and results to differ materially from the plans, goals, expectations and results expressed in the forward-looking statements and other financial and/or statistical data within this presentation. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: whether the conditions to the Proposed Transaction will be satisfied and the Proposed Transaction will be completed on the anticipated timeframe, or at all; the failure to realize contemplated synergies and other benefits from the Proposed Transaction; the incurrence of significant costs and the availability and cost of financing in connection with the Proposed Transaction; the effect of the announcement of the Proposed Transaction, and related uncertainties as to whether the Proposed Transaction will be completed, on BAT’s, Reynolds’ or the combined company’s ability to retain customers, retain and hire key personnel and maintain relationships with suppliers and on their operating results and businesses generally; the ability to maintain credit ratings; changes in the tobacco industry and stock market trading conditions; changes or differences in domestic or international economic or political conditions; changes in tax laws and rates; the impact of adverse legislation and regulation; the ability to develop, produce or market new alternative products profitably; the ability to effectively implement strategic initiatives and actions taken to increase sales growth; the ability to enhance cash generation and pay dividends; adverse litigation and dispute outcomes; and changes in the market position, businesses, financial condition, results of operations or prospects of BAT, Reynolds or the combined company.  Additional information concerning these and other factors can be found in Reynolds’ filings with the U.S. Securities and Exchange Commission (“SEC”), including Reynolds’ most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and BAT’s Annual Reports, which may be obtained free of charge from BAT’s website www.bat.com. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof and Reynolds and BAT undertake no obligation to update or revise publicly any forward-looking statements or other data or statements contained within this presentation, whether as a result of new information, future events or otherwise. No statement in this document is intended to be a profit forecast and no statement in this document should be interpreted to mean that earnings per share of BAT or Reynolds for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT or Reynolds, respectively.    Important notice

Additional information and where to find itThis communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC in connection with the Proposed Transaction. Any solicitation will only be made through materials filed with the SEC. Nonetheless, this communication may be deemed to be solicitation material in respect of the Proposed Transaction by BAT or Reynolds. BAT and Reynolds intend to file relevant materials with the SEC, including a registration statement on Form F-4 that will include a proxy statement of Reynolds that also constitutes a prospectus of BAT. Investors and security holders are urged to read all relevant documents filed with the SEC (if and when they become available), including the proxy statement/prospectus, because they will contain important information about the Proposed Transaction. Investors and security holders will be able to obtain the documents (if and when available) free of charge at the SEC’s website, http://www.sec.gov or for free from BAT upon request to BAT at batir@bat.com / +44 (0) 20 7845 1000 (for documents filed with the SEC by BAT) or from Reynolds at raiinvestorrelations@reynoldsamerican.com / +1 (336) 741-5165 (for documents filed with the SEC by Reynolds). Such documents are not currently available. Participants in solicitationThis communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC in connection with the Proposed Transaction. Nonetheless, BAT, Reynolds and their affiliates and each of their directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the holders of Reynolds common stock with respect to the Proposed Transaction. Information about such parties and a description of their interests are set forth in BAT’s 2015 Annual Report, which may be obtained free of charge from BAT’s website www.bat.com and the proxy statement for Reynolds’ 2016 Annual Meeting of Stockholders, which was filed with the SEC on March 23, 2016. To the extent holdings of Reynolds securities by such parties have changed since the amounts contained in the proxy statement for Reynolds’ 2016 Annual Meeting of Stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interest of such parties will also be included in the materials that BAT and Reynolds intend to file with the SEC in connection with the Proposed Transaction. These documents (if and when available) may be obtained free of charge from the SEC’s website http://www.sec.gov or from BAT and Reynolds using the contact information above. Non-solicitationThis communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication should not be construed as, investment advice and is not intended to form the basis of any investment decision, nor does it form the basis of any contract for acquisition or investment in any member of the Group, financial promotion or any offer, invitation or recommendation in relation to any acquisition of, or investment in, any member of the Group.  Important notice

Compelling strategic rationale  Strategic Rationale  Creates a stronger, truly global tobacco and Next Generation Products (NGP) companyDirect access to the attractive US marketA balanced presence in high growth emerging markets and high profitability developed marketsPortfolio of strong, growing global brandsGlobal NGP business with a world class pipeline

Compelling financial rationale  Financial Rationale  At least $400m annualised cost synergies anticipated by the end of year 3EPS and DPS accretive in first full year, targeting mid-single digit EPS accretion in year 3Beats the Group WACC for the US by year 5Strong financial profile with commitment to maintaining a solid investment grade credit ratingEnhanced cash generationContinued commitment to BAT’s dividend policy with a minimum payout ratio of 65%

Transaction highlights

BRITISH AMERICAN TOBACCO

Key offer terms	▪ Reynolds shareholders will receive US$29.44 in cash and 0.526x BAT shares per Reynolds share – Values each Reynolds share at $59.64* – Represents a premium of 26% to the Reynolds closing price on 20 October 2016* – Values 57.8% of Reynolds not already owned by BAT at c. $49.4bn* – SEC registration and Level III NYSE-listed ADR provide fully tradable instrument
Financing	▪ BAT has secured a US$25bn fully committed bank facility to help finance the cash consideration ▪ Strong cash generation reduces Net Debt/EBITDA from a full year proforma 2017 metric of around 4.0x post transaction to target around 3.0x by 2019 ▪ Committed to maintaining a solid investment grade credit rating for the combined company ▪ BAT anticipates taking actions to treat legacy Reynolds and BAT debt pari-passu

*Based on closing prices and FX as at 16 January 2017

Transaction highlights  Timing and closing  Transaction is recommended by the Transaction Committee of Reynolds and the Boards of both companies Subject to approval of Reynolds and BAT shareholders, certain customary closing conditions including regulatory approvalsTransaction expected to close in Q3 2017Break fee of up to $1 billion payable by either BAT or Reynolds under certain circumstances

Timeline  SEC process expected to take 4 to 5 months  BAT p.l.c. intends to be registered under the US securities laws as part of the transaction.New BAT shares will be issued to Reynolds shareholders in the form of NYSE-listed Level III ADRs as part of the deal consideration.  BAT shareholder vote  The merger constitutes a Class 1 transaction for BAT under the UK Listing Rules requiring a simple majority of votes cast in favour.A shareholder circular, together with notice of the relevant BAT shareholder meeting, will be distributed to BAT shareholders in late Q2 or Q3.The timing of the BAT shareholders meeting will be aligned with the timing of the Reynolds shareholder vote.  Reynolds shareholder vote   The transaction is required to be approved by holders of a majority of the unaffiliated RAI shares entitled to vote and who are present (in person or by proxy) and voting at the RAI shareholders’ meeting, as well as a majority of the outstanding RAI shares.A proxy statement / prospectus, together with notice of the relevant Reynolds shareholder meeting, will be distributed to Reynolds shareholders in late Q2 or Q3.  Subject to regulatory clearances  The merger is subject to US and Japan anti-trust clearance along with certain other regulatory approvals and customary closing conditions. US and Japan anti-trust clearance is expected to be obtained prior to the BAT and Reynolds shareholder votes.  Expected closing in Q3 2017  Completion is expected take place shortly after the BAT and Reynolds affirmative shareholder votes and is expected to occur in Q3 2017.

Source: Company’s financial results as published  2012 EPS not restated for IAS19  BAT - A proven track record of growth…  10% average EPS growth at constant currency

Source: Company’s financial results as published  ... and returns  12% CAGR DPS growth

 Highly attractive US market      Bn sticks 2015  Value $bn 2015  US CAGR 2015 – 20E: (2.1)%  US CAGR 2015 – 20E: 1.8%  *Income defined as GDP per capita (‘000) / average pack price (US$)  Source: Euromonitor, Global Insights, Company internal data        One of the biggest tobacco markets by volume…  …and largest open market by value…  … with low cigarette prices relative to income*

 A unique geographic footprint  Greater proportion of Group volume will come from high growth markets  Source: Company internal data, NTO at current rates  Group (T40)  10 packs  5%  Developing  13 packs  +8%  EquivalentNet Revenue  Net Revenue/PackCAGR (2010-2015)  USA  2 packs  +5%  Developed  6 packs  +4%  Volume split

 Combined business will have unique portfolio of strong brands…  Nielsen data YTD Aug-16Reynolds press release Sep-16      T40 market share(a)    US market share(b)  2.4%  2.3%  1.5%  3.3%  2.2%  BAT  2016 vs. 2010GDB share    +510 bps    No. 2 in USNo. 1 menthol  No. 3 in USNo. 3 menthol  Fastest growing premium brand  No. 1 value brand  RAI Operating Companies  13.9%  8.3%  2.2%  7.7%  2016 vs. 2010Key brand share    +650 bps  Leading moist snuff brand

 Key Brand Share  BAT Share  To drive continued strong corporate share growth…  RAI Operating Companies’Share*  Source: BAT - Nielsen retail audit; Reynolds – BAT internal estimates, Euromonitor. Key brand share based on Reynolds and Lorillard public filings* Adjusted for current portfolio pro-forma volume share estimates based on BAT internal data.     GDB Share

World class Next Generation Products

British American Tobacco

Opportunity to create truly global leading NGP brands

BAT

RAI*



Tobacco heating products

Hybrid

Closed vapour systems

Open vapour systems

Significant presence in the largest NGP markets



RAI*	BAT					
44%	60%	35%	9%	5%	2%	n/a

Market shares based on Nielsen data where available, otherwise internal estimates

* RAI Operating Companies

 Compelling strategic and financial rationale  Strategic Rationale  Creates a stronger, truly global tobacco and Next Generation Products (NGP) companyDirect access to the attractive US marketA balanced presence in high growth emerging markets and high profitability developed marketsPortfolio of strong, growing global brandsGlobal NGP business with a world class pipeline      Financial Rationale  At least $400m of annualised cost synergies anticipated by the end of year three EPS and DPS accretive in first full year, targeting mid-single digit EPS accretion in year 3Enhanced cash generationBeats the Group WACC for the US by year 5Strong financial profile with commitment to maintaining a solid investment grade credit ratingContinued commitment to BAT’s dividend policy with a minimum payout ratio of 65%

 British American Tobacco p.l.c. Proposed Acquisition of Reynolds American Inc.  January 2017

British American Tobacco p.l.c.
Proposed Acquisition of Reynolds American Inc
January 17, 2017

CORPORATE PARTICIPANTS

Nicandro Durante
Chief Executive
Ben Stevens
Finance Director

CONFERENCE CALL PARTICIPANTS

David Hayes Bank of America Merrill Lynch – Analyst
Adam Spielman Citi – Analyst
James Bushnell Exane BNP Paribas – Analyst
Chas Manso - Société Générale – Analyst
Simon Hales Barclays - Analyst

PRESENTATION

Nicandro Durante - British American Tobacco plc – Chief Executive

Thank you.  Good morning everyone and welcome to the call.  I'm Nicandro Durante, Chief Executive of British American Tobacco and with me this morning is Ben Stevens, Finance Director.

As always a warm welcome and thank you to all of you listening or watching via the webcast for joining us today at short notice.  Following the presentation there will be an opportunity for those of you listening in to ask questions.

Before I start the presentation, I will take it as read that you all have seen and read the disclaimer on slides two and three.

As you have seen this early morning I am delighted to announce that we have reached an agreement with the Board of Reynolds American on the terms of a recommended offer for the remaining 57.8% of Reynolds American that BAT does not already own.

You'll remember when we announced our initial proposal in October that the regulatory requirements of the US market prevented us from having any prior discussions with the Reynolds American Board.  Since then we have had a long but very open and constructive dialogue with Reynolds.  This enabled us to increase our offer and reach agreement on terms which are attractive to both BAT and Reynolds shareholders and meet our financial criteria for acquisitions.

The offer has been unanimously approved by the Transactions Committee and the Reynolds Board.

This transaction is both strategically and financially compelling; by combining these two companies we will be creating a stronger, truly global tobacco and Next Generation Products company.

The new Group will be a larger, broader and more geographically diversified business, with a unique footprint, combining continued exposure to high growth emerging markets, direct access to the attractive US markets and a broad presence in key developed markets.

We will be bringing together two strong portfolios of growing global brands and the Newport, Kent and Pall Mall brands under common ownership.

The new Group will also be the only truly global company in the fast-growing Next Generation Products category; with a unique opportunity to leverage scale and insights across the largest and fastest growing NGP markets and categories.

Financially, annualised cost savings of at least $400m are anticipated by the end of the third full year.  These synergies will be achieved by leveraging the scale of the combined businesses, increased efficiencies and aligning Reynolds with BAT's target operating model.

We expect the transaction to be earnings and dividend accretive in its first full year, we've targeted mid-single digit EPS accretion in year 3.  It is anticipated to beat the Group's WACC for the US by year 5.

Post transaction the Group maintains a strong financial portfolio, with enhanced cash generation and increased control of a significant proportion of the Group's cash flow.

We intend to maintain our dividend policy of a minimum payout ratio of 65% post transaction.  I will now hand over to Ben who will run through the details of the transaction.

Ben Stevens - British American Tobacco plc - Finance Director

Thank you Nicandro.  Under the terms of the transaction Reynolds shareholders will receive $29.44 in cash and 0.526 BAT shares for each of their Reynolds shares.

Based on BAT's closing share price and FX on the 16th of January 2017, the offer values each Reynolds share at $59.64.  This represents a premium of 26% over the closing price of Reynolds share price on October 20th last year, the last day prior to the announcement of our proposal to acquire the outstanding shares in the company.

The purchase price implies a total current value of $49.4bn for the remaining 57.8% of Reynolds not owned by BAT, comprising of approximately $24.4bn in cash, and $25bn in BAT shares.

The cash component of the transaction will be financed by a combination of existing cash resources, new bank credit lines and the issuance of new bonds.  BAT anticipates taking actions to treat legacy Reynolds and BAT debt pari-passu.

BAT is committed to maintaining a solid investment grade credit rating and intends to de-lever, moving from a full year pro forma 2017 net debt to EBITDA metric of around 4x post transaction, to a target metric of around 3x by the end of 2019 and further reducing after that.

The transaction is subject to obtaining approval from both BAT and Reynolds shareholders; this includes approval by a majority of the votes cast by the holders of Reynolds shares not owned by BAT.  Other customary closing conditions apply, including certain regulatory approvals; however we do not anticipate any competition approval issues, given the lack of geographic overlap between the two businesses.  As a result we would expect the transaction to close during the third quarter.

As is usual in transactions of this size there are a number of steps to go through before completion and for clarity we've set out the key elements in this slide.  We would expect the SEC registration process that will provide Reynolds shareholders with a fully tradable ADR listed on the NYSE to take some four to five months.

Following this, and US and Japan anti-trust clearance, shareholder circulars will be distributed ahead of votes by both companies' shareholders in late Q2 or Q3.  So as Nicandro said earlier, subject to shareholder approval and customary closing conditions we anticipate that the transaction will close during the third quarter of this year.

For those of you listening who are less familiar with the company British American Tobacco has a proven strategy with a great track record of growth and returns.  As this slide highlights on a constant currency basis we have always delivered on our commitment to high single figure earnings growth, despite a difficult trading environment in recent years.

This has been achieved while also continuing to invest substantial sums in the long term success of the business.

We've reflected this continued strong underlying performance with sustained growth in the dividend, despite the impact of FX on the business.  It is this consistency of delivery that shareholders value.

This transaction will put BAT in an even stronger position to maintain this track record of delivery and returns, with a greater capacity to invest for future growth.

I'll now hand back to Nicandro who will take you through the strategic merits of the transaction in more detail.

Nicandro Durante - British American Tobacco plc – Chief Executive

Thank you Ben.  Our strategic review has identified the US market as a highly attractive investment opportunity, and we have had a presence in this market for a long time.  The US is the largest tobacco profit pool globally outside China, a combination of affordable pack prices; relatively high consumer disposable incomes and a growing market for NGPs, all underpin the opportunity for long term growth in the profit pool.

Direct access to this market provides BAT with an exciting opportunity for long term growth.

The combined Group will have a unique geographic footprint and it will be the largest, most international tobacco company in the world.

We have always seen developed markets as the source of current profit growth, and emerging markets as the source of future profit growth; nothing has changed.  As you can see from this slide to make the equivalent amount of net revenue we need to sell 13 packs of cigarettes in developing markets, compared to 10 packs at a Group level, in developed markets we only need to sell six packs, in the US we only have to sell two packs.

Emerging markets have always been a key driver of the long term growth of the business, whilst we make around half the revenue per pack in emerging markets, when compared to developed markets it's growing at more than twice the rate.  Post transaction 60% of the Group's volume will continue to be in emerging markets.  The US is a high value market, which is growing revenue per pack at a faster rate than developed markets; so post transaction as a higher proportion of Group volume will be in high growth markets.

We will also be combining two strong portfolios of growing global brands; BAT's Global Drive Brand portfolio has gone from strength to strength over the years, growing from just 32% of Group volume in 2010 to over 48% today.

Reynolds is well positioned as the number two player in the US market, with three out of the two four selling cigarette brands and the benefits from the Lorillard acquisition are already evident.  RAI operating companies have a 34% market share in the cigarette market with Newport the leading brand in menthol, Pall Mall the leading value brands and Natural American Spirit the fastest growing premium brand.

Both companies brands have great growth records.  In the last five years alone our GDBs have added over 510 basis points of share globally.  Given the size of the brands, this is a significant achievement.  BAT has a successful track record of developing strong brands and growing market share through a consistent focus on product quality and innovation.  We are confident we can build on Reynolds’ existing share growth momentum.

The combined business will be the only truly global company in the fast growing NGP category, we have a unique opportunity to leverage the scale and size across the largest and fastest growing NGP markets.  Based on our estimated share of the global vapour market outside the US, BAT is already the largest international company in the category, having successfully launched a portfolio of products in the five largest vapour markets in Europe.  This includes leadership positions in the United Kingdom and Poland.

In addition, in December 2016, Glo, our innovative tobacco heating product was launched in Japan and early results are very encouraging.  At the end of the five weeks we now have a 3.3% share in a leading convenience chain in the test markets.

In addition, Reynolds’ VUSE is one of the leading vapour brands sold in retail in the US, the world's largest vapour market.  And we are excited about the opportunities for REVO.  BAT will benefit from the combination of the two companies’ R&D and NGPs organisations and allowing NGP capabilities to be shared more broadly. Direct access to the US vapour markets permits further leverage of our world class pipeline of NGPs.

So in summary I am very excited to be able to announce the next step in our journey and BAT's establishment as the world's only truly global tobacco and Next Generation Products business.  This is a strategical and financially compelling transaction that is attractive to both BAT and Reynolds shareholders.  This transaction will further strengthen our ability to deliver sustainable, superior shareholders' return for the long term.

Thank you, we will now open the meeting for the Q&A.

QUESTION AND ANSWER

Telephone Operator

Thank you.  Ladies and gentlemen if you do wish to ask an audio question please press 01 on your telephone keypad.  If you would like to cancel your question you may do so by pressing 02 to cancel.   There will be a brief pause while questions are being registered.

Our first question comes from the line of David Hayes from Merrill Lynch.  Please go ahead your line is open.

David Hayes – Bank of America Merrill Lynch – Analyst

Good morning, congratulations all for getting to this point after a few months.  I'm going to limit myself to three questions if that's okay.

So just firstly on cost savings, you talk in the release about at least $400m, which obviously was mentioned in the original offer.  I just wonder whether you can be more specific about what sort of scope that may mean in terms of at least?  And I guess related to that whether you were given access to extra due diligence access to Reynolds over the last few months and whether there's therefore more detail behind that number, or whether that's something that you would look to do now moving forward?

Secondly, I just wonder if you can give us the cost of capital that you are assuming for the deal in reference to the five year ROIC crossing?

And then finally just on FDA approvals for NGP, or especially I guess Glo and heat not burn, I just wonder whether this deal closure will change the timing of your plans for FDA approval - seeking FDA approvals for Glo?  Thanks very much.

Ben Stevens - British American Tobacco plc - Finance Director

Hi David, it's Ben here, good morning to you.  On the cost savings you know when we first approached Reynolds obviously we weren't able to have any pre-discussions with them at all.  So what's happened over the last three months is we've got a lot, lot more certainty on those cost savings.

Now obviously as that cost savings number goes into the prospectus we have to get it signed off by our auditors, so they're quite happy on signing off on $400m.  But obviously we hope that as we get closer to Reynolds we will find more cost savings than that.  But certainly as we sit here today we have a lot more clarity on where those savings are going to come from than we had when we made the original offer.

On the cost of capital I'm afraid the lawyers would have a fit if I quoted the cost of capital to you because that would again constitute a profit forecast.  So I'm afraid you'll just have to take it from us that it does meet our weighted average cost of capital for the US, which is only marginally below our Group weighted average cost of capital.

Nicandro Durante - British American Tobacco plc – Chief Executive

Regarding the FDA approval David, we are going through all the documentation that is needed to go ahead, such as clinical trials and everything else.  Of course to have a deal like that will help us to be a little bit faster in terms of using Reynolds expertise and Reynolds management to help us to drive this forward.  And I don't need to mention that currently we don't have a technology sharing deal with Reynolds on tobacco heading products, in these kinds of products, and having access to their technology and having them to have access to ours, you speed up the launch of our products in that market.  So I think that we see this deal as very beneficial to our tobacco heating products category.

David Hayes – Bank of America Merrill Lynch – Analyst

Thanks very much gentlemen, thank you.

Telephone Operator

Thank you.  Our next question comes from the line of Adam Spielman from Citi.  Please go ahead your line is open.

Adam Spielman – Citi – Analyst

Hello, can I ask two questions.  The first one is about the possibility of an increase - sorry of a decrease in the US tax rate.  Now as you know Reynolds has a tax rate around 35, 36, 37%, we're having a new President today who says he's going to decrease the US corporate tax rate very significantly.  If that does come through is there any chance that the terms could be revised?  Is there any chance that if all consumer staple stocks sort of jump on the fact they have a lower tax rate - what would happen?  And I suppose how has that sort of possibility affected your discussions?  So that's the first question.

The second question is I was wondering if you could give us a little bit more detail on precisely where the synergies have come from, or are coming from?  I know you mentioned that you want to use TAO for Reynolds, if you could just give us a little bit more colour on that, that would be very helpful?  Thank you.

Nicandro Durante - British American Tobacco plc – Chief Executive

Okay, your first question of course we are aware of the speculation.  But it's impossible now to know what the impact of this proposal will have, if any.  To this point the discussion on tax reform in the US has been limited to generalities.  And what we know so far doesn't give any confidence that there will be indeed a change on tax rate.  So this was not part of that deal.

But it's not only about the headline of tax, there are other potential changes that may come through, such as the treatment of interest, potential broader tax implications, so there are so many things in discussion now, so it's impossible for a deal like that to consider the potential impact of those changes.  So we close the deal on the assumptions of the fundamentals of both companies and growth prospects of both companies.  And fundamentally from my point of view at this point in time this is the right deal, at the right price, at the right time for both sets of shareholders.  So that's your first question.

Regarding the second one, I can go ahead with that, Ben has something to complement later, but basically there are three areas in which we are looking for synergies, the first one is procurement, it's to leverage BAT procurement capabilities and scale globally.  The second one is product development and everything that encompasses product development, including R&D and everything else.  And the third one is some head office roles that need to be relooked at.  So those are there and it's that that we'll be looking at.

Adam Spielman – Citi - Analyst

Can you sort of give any indication about the split, about sort of whether the scale of procurement is, I don’t know, 50% of the synergies or any indication along those lines about the risk and importance of those three buckets?

Nicandro Durante - British American Tobacco plc – Chief Executive

The majority of the synergies will be coming from procurement primarily.

Adam Spielman – Citi – Analyst

Thank you.  And just a sneaky another question, you said also that you - one of the reasons for doing this is you’re reuniting brands like Kent.  Can you still talk about any sort of - in concrete terms what advantage that will give you for the brands you've reunited?

Nicandro Durante - British American Tobacco plc – Chief Executive

Well when you reunite brands for example like Pall Mall that has a very good footprint in the United States and a good footprint around the world the benefits are clear, it’s global management of the brand, agency costs and everything that surrounds the brand, product development and everything else.  For brands like Kent or Newport in which you have global ownership you'll be looking at opportunities to leverage this ownership globally, that’s very clear.  We don’t have plans now and it’s not in the savings or revenue synergies for example about launching a brand but you see a possibility of leveraging our capabilities behind brands, and expertise that you had behind the brands for eventual use in the United States.

Adam Spielman – Citi - Analyst

Thank you.

Telephone Operator

Thank you.  Our next question comes from the line of James Bushnell from Exane.  Please go ahead your line is open.

James Bushnell - Exane BNP Paribas – Analyst

Hi thanks, good morning.  Most of my questions have been asked but just one final one on the synergies please which is given that you’re saying procurement is the main area should we assume those are relatively quick to realise and just any other comments around the timeline of synergy realisation is my first question.

And my second one is just about your cost of finance.  Has your assumption on cost of debts related to this deal changed at all since the original offer given the movements in global fixed income markets?  Thank you.

Ben Stevens - British American Tobacco plc - Finance Director

Yeah look the procurement synergies will depend on when existing contracts come up for renewal.  So we’re estimating it takes about three years to get the full synergy benefits going through into the P&L of the combined business.

On debt cost, yeah debt costs have gone up a little bit since we first approached Reynolds.  We’ve taken that into account in the forecasts that we’ve made.  I can’t give you a figure because again that would constitute a bit of a profit forecast but you can look at the US yield curve and make your own judgement about what the financing cost for the deal is.

James Bushnell – Exane BNP Paribas – Analyst

Okay.  Thank you very much.

Telephone Operator

Ladies and gentlemen as a reminder if you do wish to ask a question please press 01 on your telephone keypad.  And if you would like to cancel your question you may do so by pressing 02 to cancel.  There will be further pause whilst questions are being registered.

Our next question comes from the line of Chas Manso from Société Générale.  Please go ahead your line is open.

Chas Manso– Société Générale - Analyst

Yes hi good morning.  My question is on Next Gen, could you sort of take us through the two sort of Next Gen portfolios, the complementarity or the duplication of those portfolios, how you expect to leverage those two?  Do you expect R&D synergies from this combination in Next Gen?  Thank you.

Nicandro Durante – British American Tobacco plc – Chief Executive

Chas, Nicandro speaking.  In reality Reynolds has a very good portfolio in terms of NGPs.  They have VUSE that has a leading position in the US.  At the same time BAT has Vype that has a leading position in Europe.  So in this area of course you look at what they have in their portfolio, what we have in our portfolio, they have their development programmes, we have our development programmes but probably have some IPs that are interested for BAT, in the interests of BAT and the opposite, we have some IPs that are very interested.  So you create a better portfolio than both companies have despite the fact that both the companies are the most successful companies in the vaping market in the world, as I said outside the US.  You have a leading position in the US, they have a leading position.  So you create an even stronger portfolio and you leverage that.  So it’s more about in this area how can you create better products to satisfy consumer needs.

In the case of talking about leading products we just launched Glo in Japan, middle of December.  The early results have been encouraging.  In five weeks has been above, much above, our expectation.  The biggest convenience chain, that’s where we launched the product in Sendai, we have in five weeks 3.3% market share.  So it shows the strength of the offer and the feedback that we are getting, it is really fantastic.  So we think that we can use our expertise with this product because you are ramping up production and potentially for the United States.  They have Revo, you need to understand this technology a little bit better, we did not have any technology sharing in tobacco heating products in the past so there is some work to be done but I think that bringing both portfolios together and the expertise of both R&Ds you create a much stronger NGP capability for the group.

Telephone Operator

Thank you.  Our next question comes from the line of Simon Hales from Barclays.  Please go ahead, your line is open.

Simon Hales - Barclays – Analyst

Thank you, morning gentlemen.  Just a couple of questions please from me.  I know it’s early days but have you thought about how you’re actually going to sort of manage this business from - and report this business within the Group?  Will it be part of the Americas, will it be a separate unit?

And maybe following on from that in terms of succession planning from a managerial standpoint, is there an agreement that some of the high level execs at Reynolds are going to remain with the Group going forward

Nicandro Durante – British American Tobacco plc – Chief Executive

Okay the first question how are we going to manage the Group, it’s too early to say anything about that so - but at completion, that should take another around six months, we’ll be ready to make an announcement about that.  So it’s too early to discuss that.

Regarding the executive team, they have done a good job in Reynolds; they have been delivering very good results, outstanding results for shareholders, so our expectation is that the current management team will stay in the company.

Simon Hales - Barclays – Analyst

Can I just follow up and just briefly go back to the cost saving delivery and the phasing of those savings?  I heard your comments, Ben, in terms of it depends when - from a procurement standpoint those contracts come up for renewal.  Are we best therefore to assume those synergies will be roughly a third, a third, a third over the next three years?

Ben Stevens - British American Tobacco plc - Finance Director

Well they’re going to feed in over the next three years so I think you'll have to make your own assumptions about how they come in, but we’ll be delivering full synergies by the full - the third full year after acquisition.  Obviously the procurement savings as I said depend on when existing contracts come out for renewal.  Other things will take a bit of time to plan, you know if we’re going to bring together the best of both product development departments, that’s going to take a bit of time to plan and organise.  So they’ll come through but I wouldn’t necessarily say a third, a third, a third because the first six months will largely be planning to get those synergies out.

Simon Hales – Barclays – Analyst

Okay thanks gentlemen.

Telephone Operator

Thank you.  Our next question comes from Adam Spielman from Citi.  Please go ahead, your line is open.

Adam Spielman – Citi - Analyst

Hello, thank you for allowing me a follow up question.  When you were planning this deal and thinking about it how much of the importance of the deal was to do with the conventional portfolio and the attraction to the US market and Reynolds' position within it?  And how much of it was to do with the NGP story?  In other words, you know I read a lot of speculation that this is primarily driven by NGPs but I just wanted to sort of understand is the benefits, as far as you’re concerned the bulk of them really economically to do with conventional or is it the bulk to do with NGPs?  Or if you can just comment on that it would be very helpful.

Nicandro Durante - British American Tobacco plc - Chief Executive

Thank you Adam for the question.  So help me to clarify.  So the reality is that the deal makes sense for both companies in all aspects, it’s nothing to do with NGP or combustible by itself.  It’s great because in the combustible area they are performing quite well, very good growth prospects in the United States; we have BAT global expertise in managing combustible.  If you bring all those things together you will have access to US markets, we think that is going to be a win-win for both sets of shareholders.

In the NGP space as well we think that can add a lot of value and also Reynolds has some IPs and some expertise in this area that’s going to be very useful for BAT outside the United States.  So it’s a deal that’s a good deal because of all the categories, because of all the markets and because of everything.  The deal has not been made because of one specific area or one specific area of weaknesses in one of the two Groups, we just think that they are two strong companies and getting together in all the categories will be even stronger.

Adam Spielman – Citi - Analyst

Okay thank you.

Telephone Operator

Thank you.  Our next question comes from the line of David Hayes from Merrill Lynch.  Please go ahead your line is open.

David Hayes – Bank of America Merrill Lynch - Analyst

Another follow up so thank you again.  So just three other quick things from me.  Firstly, in terms of Newport global aspiration can you just talk about whether that’s part of the plan in terms of revenue synergies, whether there's been any specific opportunities from a Newport brand perspective going international that you see?

Secondly without being too detailed and pedantic I guess just in terms of the 50 to 100 basis points of margin improvement you referenced in the release, can we kind of think of that as still the underlying so pre-Reynolds delivery and then we start thinking about the Reynolds synergies and delivery on top of that effectively?

And then my last one which is probably a bit lazy because I could probably check this but just as you’re on, just checking with you what the criteria is in terms of voting or what percentage need to approve of the 58% of shareholders that will vote on this deal?  Thanks very much.

Nicandro Durante - British American Tobacco plc - Chief Executive

Okay David let me answer the first question.  The first question is about how we are going to leverage the portfolio of both companies.  We will have a look at that.  In terms of the deal, as expected we don’t have any revenue synergies in which you considered the expansion of Newport outside the United States for example or Kent in the United States, but that’s something that you have a close look.  We own the Newport in several parts of the world, in most of the world, so you look at market by market if there is an opportunity there to leverage the expertise of the brand.  The same thing happens in the United States.  So we don’t have firm plans for that yet but we'll be working very hard on that.

Ben Stevens – British American Tobacco plc - Finance Director

Yeah David on the margin improvement I mean obviously the aspiration of the Group is to continue to grow operating margin 50 to 100 basis points.  That’s always been a long term target.  It’s not a prediction for any individual year.  And I think this deal will give us a lot of runway to continue to deliver that pretty challenging increase in operating margin going forward.  So it may be a little lumpy as the synergy benefits come in but the commitment of the Group, the enlarged Group, is to continue to deliver 50 to 100 basis points of margin growth on average over the course of the years.

On the voting, the voting is a majority so it’s a 50% approval of the votes cast by holders of Reynolds shares not including BAT.

David Hayes – Bank of America Merrill Lynch - Analyst

That’s great, thanks very much.

Telephone Operator

Thank you.  As there appear to be no further questions I will return the conference to the speakers.

Nicandro Durante - British American Tobacco plc - Chief Executive

Okay, thank you very much for joining us in this conference call.  More than happy to have further questions to Mike after this meeting.  Thank you very much.

---Conference call ends--

Forward looking statements

Certain statements in this communication regarding the proposed merger of Reynolds and BAT (the “Proposed Transaction”), the expected timetable for completing the Proposed Transaction, the benefits and synergies of the Proposed Transaction, future opportunities for the combined company and any other statements regarding BAT’s, Reynolds’s or the combined company’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 21E of the United States Securities Exchange Act of 1934. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual future financial condition, performance and results to differ materially from the plans, goals, expectations and results expressed in the forward-looking statements and other financial and/or statistical data within this communication. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: whether the conditions to the Proposed Transaction will be satisfied and the Proposed Transaction will be completed on the anticipated timeframe, or at all; the failure to realize contemplated synergies and other benefits from the Proposed Transaction; the incurrence of significant costs and the availability and cost of financing in connection with the Proposed Transaction; the effect of the announcement of the Proposed Transaction, and related uncertainties as to whether the Proposed Transaction will be completed, on BAT’s, Reynolds’s or the combined company’s ability to retain customers, retain and hire key personnel and maintain relationships with suppliers and on their operating results and businesses generally; the ability to maintain credit ratings; changes in the tobacco industry and stock market trading conditions; changes or differences in domestic or international economic or political conditions; changes in tax laws and rates; the impact of adverse legislation and regulation; the ability to develop, produce or market new alternative products profitably; the ability to effectively implement strategic initiatives and actions taken to increase sales growth; the ability to enhance cash generation and pay dividends; adverse litigation and dispute outcomes; and changes in the market position, businesses, financial condition, results of operations or prospects of BAT, Reynolds or the combined company.

Additional information concerning these and other factors can be found in Reynolds’s filings with the U.S. Securities and Exchange Commission (“SEC”), including Reynolds’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and BAT’s Annual Reports, which may be obtained free of charge from BAT’s website www.BAT.com. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof and BAT undertakes no obligation to update or revise publicly any forward-looking statements or other data or statements contained within this communication, whether as a result of new information, future events or otherwise.

No statement in this communication is intended to be a profit forecast and no statement in this communication should be interpreted to mean that earnings per share of BAT or Reynolds for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT or Reynolds, respectively.

Additional information and where to find it

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC in connection with the Proposed Transaction. Any solicitation will only be made through materials filed with the SEC. Nonetheless, this communication may be deemed to be solicitation material in respect of the Proposed Transaction by BAT.

BAT intends to file relevant materials with the SEC, including a registration statement on Form F-4 that will include a proxy statement of Reynolds that also constitutes a prospectus of BAT. Investors and security holders are urged to read all relevant documents filed with the SEC (if and when they become available), including the proxy statement/prospectus, because they will contain important information about the Proposed Transaction. Investors and security holders will be able to obtain the documents (if and when available) free of charge at the SEC’s website, http://www.sec.gov, or for free from BAT at batir@bat.com or +44 (0) 20 7845 1000.  Such documents are not currently available.

Participants in solicitation

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC in connection with the Proposed Transaction. Nonetheless, BAT, and its affiliates and each of their directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the holders of Reynolds common stock with respect to the Proposed Transaction. Information about such parties and a description of their interests are set forth in BAT’s 2015 Annual Report, which may be obtained free of charge from BAT’s website www.BAT.com and the proxy statement for Reynolds’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on March 23, 2016. To the extent holdings of Reynolds securities by such parties have changed since the amounts contained in the proxy statement for Reynolds’s 2016 Annual Meeting of Stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interest of such parties will also be included in the materials that BAT intends to file with the SEC in connection with the Proposed Transaction. These documents (if and when available) may be obtained free of charge from the SEC’s website http://www.sec.gov, or from BAT using the contact information above.

Non-solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This communication should not be construed as, investment advice and is not intended to form the basis of any investment decision, nor does it form the basis of any contract for acquisition or investment in any member of the BAT group, financial promotion or any offer, invitation or recommendation in relation to any acquisition of, or investment in, any member of the BAT group.

The following communications were posted on January 17, 2017 by British American Tobacco p.l.c. on www.twitter.com under the Twitter handle @BATPress (https://twitter.com/BATPress) and reposted by British American Tobacco p.l.c. on certain other Twitter handles:

1.	#BritishAmericanTobacco announces agreement to acquire #ReynoldsAmerican ow.ly/LaUl3084pGC

[Link to: http://www.bat.com/group/sites/UK__9D9KCY.nsf/vwPagesWebLive/DOAHNL68]

2.	#BAT and #ReynoldsAmerican agree terms of recommended offer for BAT to acquire remaining 57.8% of Reynolds ow.ly/qc773084qMZ

[Link to: http://www.bat.com/group/sites/UK__9D9KCY.nsf/vwPagesWebLive/DOAHNL68]

3.	We’re pleased to have agreed recommended offer with #ReynoldsAmerican & look forward to putting it to shareholders ow.ly/qc773084qMZ

[Link to: http://www.bat.com/group/sites/UK__9D9KCY.nsf/vwPagesWebLive/DOAHNL68]

4.	We believe combination with #ReynoldsAmerican will create a stronger, global tobacco and next-gen products business ow.ly/qc773084qMZ

[Link to: http://www.bat.com/group/sites/UK__9D9KCY.nsf/vwPagesWebLive/DOAHNL68]

5.	#ReynoldsAmerican well-positioned as number two player in profitable US market, with 34% market share ow.ly/qc773084qMZ

[Link to: http://www.bat.com/group/sites/UK__9D9KCY.nsf/vwPagesWebLive/DOAHNL68]

6.	Combined business with #ReynoldsAmerican will be only truly global company in fast-growing next-gen product category ow.ly/qc773084qMZ

[Link to: http://www.bat.com/group/sites/UK__9D9KCY.nsf/vwPagesWebLive/DOAHNL68]

7.	Our CEO & Finance Director discuss our agreement to acquire #ReynoldsAmerican. Webcast playback here: ow.ly/t5Wf3085ml9

[Link to: http://streamstudio.world-television.com/CCUIv3/frameset.aspx?ticket=381-1352-17863&target=en-default-&status=ondemand&browser=ns-0-1-0-24-0&userDHtml5Video=true&stream=flash-audio-32]

8.	Combined company #BATmerger to benefit from strong growth dynamics & a leading presence in key markets bit.ly/2jZF5zI

[Link to: http://s2.q4cdn.com/129460998/files/2017-01-RAI-announces-entry-into-merger-agreement-with-BAT.PDF]

9.	#BATmerger to create global tobacco co. w/compelling, complementary portfolio of iconic brands & next-gen products bit.ly/2jZF5zI

[Link to: http://s2.q4cdn.com/129460998/files/2017-01-RAI-announces-entry-into-merger-agreement-with-BAT.PDF]

Forward looking statements

Certain statements in this communication regarding the proposed merger of Reynolds and BAT (the “Proposed Transaction”), the expected timetable for completing the Proposed Transaction, the benefits and synergies of the Proposed Transaction, future opportunities for the combined company and any other statements regarding BAT’s, Reynolds’s or the combined company’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 21E of the United States Securities Exchange Act of 1934. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual future financial condition, performance and results to differ materially from the plans, goals, expectations and results expressed in the forward-looking statements and other financial and/or statistical data within this communication. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: whether the conditions to the Proposed Transaction will be satisfied and the Proposed Transaction will be completed on the anticipated timeframe, or at all; the failure to realize contemplated synergies and other benefits from the Proposed Transaction; the incurrence of significant costs and the availability and cost of financing in connection with the Proposed Transaction; the effect of the announcement of the Proposed Transaction, and related uncertainties as to whether the Proposed Transaction will be completed, on BAT’s, Reynolds’s or the combined company’s ability to retain customers, retain and hire key personnel and maintain relationships with suppliers and on their operating results and businesses generally; the ability to maintain credit ratings; changes in the tobacco industry and stock market trading conditions; changes or differences in domestic or international economic or political conditions; changes in tax laws and rates; the impact of adverse legislation and regulation; the ability to develop, produce or market new alternative products profitably; the ability to effectively implement strategic initiatives and actions taken to increase sales growth; the ability to enhance cash generation and pay dividends; adverse litigation and dispute outcomes; and changes in the market position, businesses, financial condition, results of operations or prospects of BAT, Reynolds or the combined company.

Additional information concerning these and other factors can be found in Reynolds’s filings with the U.S. Securities and Exchange Commission (“SEC”), including Reynolds’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and BAT’s Annual Reports, which may be obtained free of charge from BAT’s website www.BAT.com. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof and BAT undertakes no obligation to update or revise publicly any forward-looking statements or other data or statements contained within this communication, whether as a result of new information, future events or otherwise.

No statement in this communication is intended to be a profit forecast and no statement in this communication should be interpreted to mean that earnings per share of BAT or Reynolds for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT or Reynolds, respectively.

Additional information and where to find it

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC in connection with the Proposed Transaction. Any solicitation will only be made through materials filed with the SEC. Nonetheless, this communication may be deemed to be solicitation material in respect of the Proposed Transaction by BAT.

BAT intends to file relevant materials with the SEC, including a registration statement on Form F-4 that will include a proxy statement of Reynolds that also constitutes a prospectus of BAT. Investors and security holders are urged to read all relevant documents filed with the SEC (if and when they become available), including the proxy statement/prospectus, because they will contain important information about the Proposed Transaction. Investors and security holders will be able to obtain the documents (if and when available) free of charge at the SEC’s website, http://www.sec.gov, or for free from BAT at batir@bat.com / +44 (0) 20 7845 1000.  Such documents are not currently available.

Participants in solicitation

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC in connection with the Proposed Transaction. Nonetheless, BAT, and its affiliates and each of their directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the holders of Reynolds common stock with respect to the Proposed Transaction. Information about such parties and a description of their interests are set forth in BAT’s 2015 Annual Report, which may be obtained free of charge from BAT’s website www.BAT.com and the proxy statement for Reynolds’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on March 23, 2016. To the extent holdings of Reynolds securities by such parties have changed since the amounts contained in the proxy statement for Reynolds’s 2016 Annual Meeting of Stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interest of such parties will also be included in the materials that BAT intends to file with the SEC in connection with the Proposed Transaction. These documents (if and when available) may be obtained free of charge from the SEC’s website http://www.sec.gov, or from BAT using the contact information above.

Non-solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This communication should not be construed as, investment advice and is not intended to form the basis of any investment decision, nor does it form the basis of any contract for acquisition or investment in any member of the BAT group, financial promotion or any offer, invitation or recommendation in relation to any acquisition of, or investment in, any member of the BAT group.

Reynolds American Inc. P.O. Box 2990 Winston-Salem, NC 27102-2990

Contact:	Investor Relations:	Robert Bannon	Media:	David Howard	RAI 2017-01
		(336) 741-3359		(336) 741-3489

Reynolds American Announces Entry into Merger Agreement With British American Tobacco

BAT to Acquire RAI Common Stock It Does Not Currently Own for $59.64 per Share in Cash and Stock – a $49 billion value

Price Represents 26.4% Premium to Unaffected Share Price

Acquisition Will Create Stronger, Truly Global Tobacco Company with Strong Portfolio of Iconic Brands and Next-Generation Products

Combined Company to Benefit from Strong Growth Dynamics and Leading Presence in Key Markets

U.S. Operations to Continue in Existing Facilities with Opportunities for Future Growth

Conference Call and Webcast to Discuss the Transaction Today at 8 a.m. ET

WINSTON-SALEM, N.C. – Jan. 17, 2017 – Reynolds American Inc. (NYSE: RAI) today announced that it has reached an agreement with British American Tobacco p.l.c. (LSE: BATS) under which BAT will acquire the 57.8% of RAI common stock that BAT does not currently own for $29.44 per share in cash and a number of BAT American Depositary Shares representing 0.5260 of a BAT ordinary share, currently worth $30.20 per share based on the BAT closing share price as of January 16, 2017, and the corresponding Dollar-Sterling exchange rate.

The per-share price represents a 26.4% premium to RAI’s closing price as of October 20, 2016, the day prior to BAT’s public proposal to acquire the outstanding shares that BAT does not currently own. Under the terms of the agreement, RAI shareholders will receive for each share of RAI common stock they own, $29.44 in cash and a number of BAT American Depositary Shares representing 0.5260 of a BAT ordinary share. The BAT American Depositary Shares will be listed on the New York Stock Exchange. RAI shareholders will own approximately 19% of the combined company.

The transaction has been approved by the independent directors of RAI who formed a transaction committee to negotiate with BAT, given BAT’s existing ownership stake and representation on RAI’s board of directors, and by the boards of directors of both companies.

Following the transaction, the combined companies become a stronger, truly global tobacco and Next Generation Products company, delivering sustained long-term profit growth and returns. It will maintain a presence in both profitable developed and high-growth developing markets while bringing together a compelling and complementary global portfolio of strong brands including Newport, Kent and Pall Mall. The companies’ combined next-generation product development and R&D capabilities will create an innovative pipeline of vapor and tobacco-heating products, delivering both an array of new product options for adult tobacco consumers, as well as diversified sources of profit growth opportunities for investors.

“Through this transaction, we form an industry leader that will focus on innovation and brand building,” said Susan M. Cameron, executive chairman of Reynolds American’s board of directors. “This combination will create a truly global tobacco company with multiple iconic tobacco brands, and a world-class pipeline of next- generation vapor and tobacco-heating products.”

“The transaction delivers significant value to RAI shareholders, and the independent directors on the transaction committee have unanimously voted in favor of the transaction,” said Lionel L. Nowell, III, lead independent director of Reynolds American’s board of directors. “This is an agreement that offers a compelling premium to shareholders, as well as continued ownership in a company that is well-positioned for long-term success.”

“We look forward to bringing together the two companies’ highly complementary cultures and shared commitment to innovation and transformation in our industry,” said Debra A. Crew, Reynolds American’s president and chief executive officer. “British American Tobacco is the best partner for Reynolds American’s next phase of growth, and together the two companies will create the leading portfolio of tobacco and next- generation products for adult tobacco consumers.”

“We are very pleased to have reached agreement with the board of Reynolds American as we believe that the combination of our two great companies has a very compelling strategic and financial logic that will provide a lasting benefit to shareholders, employees and all other stakeholders," said Nicandro Durante, British American Tobacco’s chief executive officer. “This transaction will not only create a truly global business with a world-class portfolio of tobacco and next-generation products, but will also benefit from the highly talented and experienced employees in both organizations. We believe that this will drive long-term sustainable profit growth for the benefit of all shareholders.”

British American Tobacco has a strong track record of successfully integrating acquisitions and remains committed to Reynolds American’s U.S. workforce and manufacturing facilities.

The cash component of the transaction will be financed by a combination of existing cash resources, new bank credit lines and the issuance of new bonds. A $25bn acquisition facility has been entered into with a syndicate of banks to provide financing certainty. The acquisition facility comprises $15bn and $5bn bridge loans with 1- and 2-year maturities respectively, each with two six-month extensions available at BAT’s option. In addition, the facility includes two $2.5bn term loans with maturities of 3 and 5 years. BAT intends to refinance the bridge loans through capital market debt issuances in due course.

The transaction is subject to shareholder approval from both Reynolds American and BAT shareholders, as well as regulatory approvals and other customary closing conditions. The transaction is expected to close in the third quarter of 2017.

Weil, Gotshal & Manges LLP and Moore & Van Allen PLLC are acting as legal counsel, and Goldman, Sachs & Co. is acting as financial advisor to the Reynolds American transaction committee.

Jones Day is acting as legal counsel and J.P. Morgan Securities LLC and Lazard are acting as financial advisors to Reynolds American Inc.

Conference Call and Webcast

RAI management will host a conference call and webcast to discuss the transaction in greater detail before the market opens on Jan. 17, 2017. Details of the call are as follows:

Date and Time:	Tuesday, Jan. 17, 2017, 8:00 a.m. Eastern Time

Speakers:	Susan M. Cameron, executive chairman
Debra A. Crew, president and chief executive officer
Andrew D. Gilchrist, chief financial officer
Robert W. Bannon, vice president of investor relations

Call-in Numbers:	(877) 201-0168 (toll-free)
(647) 788-4901 (international)

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Webcast registration and access: The RAI conference call will be available online on a listen-only basis in the Investors section on our website at www.reynoldsamerican.com. Registration will be available as of Jan. 17, 2017. All remarks made during the conference call will be current at the time and will not be updated to reflect subsequent material developments. A replay will be available on the website.

While news media representatives will not be permitted to ask questions during the call, they are welcome to monitor the remarks on a listen-only basis.

TRANSACTION WEBSITE

For more information on the transaction, including investor presentations and SEC filings, please visit  www.BATReynolds.transactionannouncement.com.

Web and Social Media Disclosure

RAI’s website, www.reynoldsamerican.com, is the primary source of publicly disclosed news, including quarterly earnings, for RAI and its operating companies. RAI also uses Twitter to publicly disseminate company news via @RAI News. It is possible that the information we post could be deemed to be material information. We encourage investors and others to register at www.reynoldsamerican.com to receive alerts when news about the company has been posted, and to follow RAI on Twitter at @RAI News.

ABOUT REYNOLDS AMERICAN

Reynolds American Inc. (NYSE: RAI) is the parent company of R.J. Reynolds Tobacco Company; Santa Fe Natural Tobacco Company, Inc.; American Snuff Company, LLC; Niconovum USA, Inc.; Niconovum AB; and Reynolds Vapor Company.
●	R.J. Reynolds Tobacco Company is the second-largest U.S. tobacco company.
R.J. Reynolds’ brands include Newport, Camel and Pall Mall.
●	Santa Fe Natural Tobacco Company, Inc. manufactures and markets Natural American Spirit products in the United States.
●	American Snuff Company, LLC is the nation’s second-largest manufacturer of smokeless tobacco products. Its leading brands are Grizzly and Kodiak.
●	Niconovum USA, Inc. and Niconovum AB market innovative nicotine replacement therapy products in the United States and Sweden, respectively, under the ZONNIC brand name.
●	R.J. Reynolds Vapor Company is a marketer of digital vapor cigarettes, manufactured on its behalf by R.J. Reynolds, under the VUSE brand name in the United States.

Copies of RAI's news releases, annual reports, SEC filings and other financial materials, including risk factors containing forward-looking information, are available at www.reynoldsamerican.com. To learn more about how Reynolds American and its operating companies are transforming the tobacco industry, visit  Transforming Tobacco.

ABOUT BRITISH AMERICAN TOBACCO

BAT is a global tobacco group with brands sold in more than 200 markets. It employs more than 50,000 people worldwide and has over 200 brands in its portfolio, with its cigarettes chosen by around one in eight of the world’s one billion smokers. BAT has market leading positions in at least 55 markets around the world. The Group generated £5 billion adjusted profit from operations in 2015.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Statements included in this communication that are not historical in nature, including financial estimates and statements as to regulatory approvals and the expected timing, completion and effects of the proposed transaction, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. When used in this communication and in documents incorporated by reference, forward-looking statements include, without limitation, statements regarding the benefits of the proposed transaction, including future financial and operating results, financial forecasts or projections, the combined company’s plans, expectations, beliefs, intentions and future strategies, and other statements that are not historical facts, and other statements that are signified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “objective,” “outlook,” “plan,” “project,” “predict,” “possible,” “potential,” “could,” “should” and similar expressions. These statements regarding future events or the future performance or results of Reynolds American Inc. (“RAI”) and its subsidiaries or the combined company inherently are subject to a variety of risks, contingencies and other uncertainties that could cause actual results, performance or achievements to differ materially from those described in or implied by the forward-looking statements.

Among the risks, contingencies and uncertainties that could cause actual results to differ from those described in the forward-looking statements or could result in the failure of the proposed transaction to be consummated, or if consummated, could have an adverse effect on the results of operations, cash flows and financial position of RAI or the combined company, respectively, are the following: the failure to obtain necessary shareholder approvals for the proposed transaction; the failure to obtain necessary regulatory or other approvals for the proposed transaction, or if obtained, the possibility of being subjected to conditions that could reduce the expected synergies and other benefits of the proposed transaction, result in a material delay in, or the abandonment of, the proposed transaction or otherwise have an adverse effect on RAI or the combined company; the failure to satisfy required closing conditions or complete the proposed transaction in a timely manner or at all; the effect of restrictions placed on RAI’s and its subsidiaries’ business activities and the limitations put on RAI’s ability to pursue alternatives to the proposed transaction pursuant to the merger agreement; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the failure to realize projected synergies and other benefits from the proposed transaction; failure to promptly and effectively integrate RAI into British American Tobacco p.l.c. (“BAT”); the uncertainty of the value of the proposed transaction consideration that RAI shareholders will receive in the proposed transaction due to a fixed exchange ratio and a potential fluctuation in the market price of BAT common stock; the difference in rights provided to RAI shareholders under North Carolina law, the RAI articles of incorporation and the RAI bylaws, as compared to the rights RAI shareholders will obtain as BAT shareholders under the laws of England and Wales and BAT’s governing documents; the possibility of RAI’s and BAT’s directors and officers having interests in the proposed transaction that are different from, or in addition to, the interests of RAI shareholders generally; the effect of the announcement of the proposed transaction on the ability to retain and hire key personnel, maintain business relationships, and on operating results and businesses generally; the incurrence of significant pre- and post-transaction related costs in connection with the proposed transaction; evolving legal, regulatory and tax regimes; and the occurrence of any event giving rise to the right of a party to terminate the merger agreement. Discussions of additional risks, contingencies and uncertainties are contained in RAI’s filings with the U.S. Securities and Exchange Commission (the “SEC”).

Due to these risks, contingencies and other uncertainties, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Except as provided by federal securities laws, RAI is not under any obligation to, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

This communication may be deemed to be solicitation material in respect of the proposed transaction involving RAI and BAT. In connection with the proposed transaction, BAT will file with the SEC a registration statement on Form F-4 that will include the proxy statement of RAI that also constitutes a prospectus of BAT. RAI plans to mail the definitive proxy statement/prospectus to its shareholders in connection with the proposed transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BAT, RAI, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by RAI and BAT through the SEC’s web site at http://www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by RAI, when available, by contacting RAI Investor Relations at raiinvestorrelations@reynoldsamerican.com or by calling (336) 741-5165 or at RAI’s website at www.reynoldsamerican.com, and will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by BAT, when available, by contacting BAT Investor Relations at batir@bat.com or by calling +44 (0) 20 7845 1000 or at BAT’S website at www.bat.com.

RAI, BAT and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from RAI shareholders in respect of the proposed transaction that will be described in the proxy statement/prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies from RAI shareholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. You may also obtain the documents that RAI files electronically from the SEC’s web site at http://www.sec.gov. Information regarding RAI’s directors and executive officers is contained in RAI’s Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated March 23, 2016, as supplemented, which are filed with the SEC. Information regarding BAT’s directors and executive officers is contained in BAT’s Annual Reports, which may be obtained free of charge from BAT’s website at www.bat.com.

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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Proposed acquisition of RAI by BAT plc Reynolds American Inc. Investor Presentation January 2017

Forward-Looking Information 2 Statements included in this communication that are not historical in nature, including financial estimates and statements as to regulatory approvals and the expected timing, completion and effects of the proposed transaction, are forward- looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. When used in this communication and in documents incorporated by reference, forward-looking statements include, without limitation, statements regarding the benefits of the proposed transaction, including future financial and operating results, financial forecasts or projections, the combined company’s plans, expectations, beliefs, intentions and future strategies, and other statements that are not historical facts, and other statements that are signified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “objective,” “outlook,” “plan,” “project,” “predict,” “possible,” “potential,” “could,” “should” and similar expressions. These statements regarding future events or the future performance or results of Reynolds American Inc. (“RAI”) and its subsidiaries or the combined company inherently are subject to a variety of risks, contingencies and other uncertainties that could cause actual results, performance or achievements to differ materially from those described in or implied by the forward-looking statements. Among the risks, contingencies and uncertainties that could cause actual results to differ from those described in the forward-looking statements or could result in the failure of the proposed transaction to be consummated, or if consummated, could have an adverse effect on the results of operations, cash flows and financial position of RAI or the combined company, respectively, are the following: the failure to obtain necessary shareholder approvals for the proposed transaction; the failure to obtain necessary regulatory or other approvals for the proposed transaction, or if obtained, the possibility of being subjected to conditions that could reduce the expected synergies and other benefits of the proposed transaction, result in a material delay in, or the abandonment of, the proposed transaction or otherwise have an adverse effect on RAI or the combined company; the failure to satisfy required closing conditions or complete the proposed transaction in a timely manner or at all; the effect of restrictions placed on RAI’s and its subsidiaries’ business activities and the

Forward-Looking Information limitations put on RAI’s ability to pursue alternatives to the proposed transaction pursuant to the merger agreement; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the failure to realize projected synergies and other benefits from the proposed transaction; failure to promptly and effectively integrate RAI into British American Tobacco p.l.c. (“BAT”); the uncertainty of the value of the proposed transaction consideration that RAI shareholders will receive in the proposed transaction due to a fixed exchange ratio and a potential fluctuation in the market price of BAT common stock; the difference in rights provided to RAI shareholders under North Carolina law, the RAI articles of incorporation and the RAI bylaws, as compared to the rights RAI shareholders will obtain as BAT shareholders under the laws of England and Wales and BAT’s governing documents; the possibility of RAI’s and BAT’s directors and officers having interests in the proposed transaction that are different from, or in addition to, the interests of RAI shareholders generally; the effect of the announcement of the proposed transaction on the ability to retain and hire key personnel, maintain business relationships, and on operating results and businesses generally; the incurrence of significant pre- and post-transaction related costs in connection with the proposed transaction; evolving legal, regulatory and tax regimes; and the occurrence of any event giving rise to the right of a party to terminate the merger agreement. Discussions of additional risks, contingencies and uncertainties are contained in RAI’s filings with the U.S. Securities and Exchange Commission (the “SEC”). Due to these risks, contingencies and other uncertainties, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Except as provided by federal securities laws, RAI is not under any obligation to, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Other Information ADDITIONAL INFORMATION AND WHERE TO FIND IT This communication may be deemed to be solicitation material in respect of the proposed transaction involving RAI and BAT. In connection with the proposed transaction, BAT will file with the SEC a registration statement on Form F-4 that will include the proxy statement of RAI that also constitutes a prospectus of BAT. RAI plans to mail the definitive proxy statement/prospectus to its shareholders in connection with the proposed transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BAT, RAI, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by RAI and BAT through the SEC’s web site at http://www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by RAI, when available, by contacting RAI Investor Relations at raiinvestorrelations@reynoldsamerican.com or by calling (336) 741-5165 or at RAI’s website at www.reynoldsamerican.com, and will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by BAT, when available, by contacting BAT Investor Relations at batir@bat.com or by calling +44 (0) 20 7845 1000 or at BAT’S website at www.bat.com.

Other Information PARTICIPANTS IN SOLICITATION RAI, BAT and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from RAI shareholders in respect of the proposed transaction that will be described in the proxy statement/prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies from RAI shareholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. You may also obtain the documents that RAI files electronically from the SEC’s web site at http://www.sec.gov. Information regarding RAI’s directors and executive officers is contained in RAI’s Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated March 23, 2016, as supplemented, which are filed with the SEC. Information regarding BAT’s directors and executive officers is contained in BAT’s Annual Reports, which may be obtained free of charge from BAT’s website at www.bat.com. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. WEB AND SOCIAL MEDIA DISCLOSURE RAI’s website, www.reynoldsamerican.com, is the primary source of publicly disclosed news, including our quarterly earnings, about RAI and its operating companies. RAI also uses Twitter to publicly disseminate company news via @RAI_News. It is possible that the information we post could be deemed to be material information. We encourage investors and others to register at www.reynoldsamerican.com to receive alerts when news about the company has been posted, and to follow RAI on Twitter at@RAI_News. All brand references are for RAI’s operating companies’ brands

Adjusted vs. GAAP RAI management uses ‘adjusted’ (non-GAAP) measurements to set performance goals and to measure the performance of the overall company, and believes that investors’ understanding of the underlying performance of the company’s continuing operations is enhanced through the disclosure of these metrics. ‘Adjusted’ (non-GAAP) results are not, and should not be viewed as, substitutes for ‘reported’ (GAAP) results. A reconciliation of GAAP to Adjusted results is at the end of this presentation.

Transaction highlights Susan Cameron Executive Chairman

Transaction overview Cash and stock transaction valuing RAI at $59.64 per share 26.4 percent premium to RAI stock price on Oct. 20, 2016 Approved by Transaction Committee of RAI board of directors and by RAI board Total RAI enterprise value of more than $95 billion Unique opportunity for future growth in combined company

Our Transformation Journey Proposed RAI Acquisition RAI Innovations Created Lorillard Acquisition VUSE Digital E-Cigs Niconovum Aquisition Camel SNUS Introduction American Snuff Aquisition R.J. Reynolds / B&W Combination

Proven record capturing cost savings 10% 10 20% 30% 40% 50% 2004 2006 2008 2010 2012 2014 3Q16 RAI Adj. Operating Margin 48.5% Reconciliation of GAAP to Adjusted results in Appendix 1 and 2 Results reflected in strong adjusted operating margin improvement Intense focus on efficiency Continuous productivity improvements

Excellent total shareholder return Outpacing S&P 500 over the long term 1-Year 3-Year 5-Year 10-Year Since 2004 Through Dec. 31, 2016 Source: Bloomberg S&P 500 RAI 26% 11 151% 238% 488% 1,107%

Transaction review Andrew Gilchrist CFO

Transaction details 13 Key offer terms RAI shareholders will receive US$29.44 in cash and BAT American Depositary Shares, representing 0.5260 of a BAT ordinary share, per RAI share Values each RAI share at approximately $59.64 Represents a premium of 26.4% to the RAI closing price on October 20, 2016 Represents an EV/EBITDA multiple of 16.9x based on RAI’s LTM reported EBITDA Values 57.8% of Reynolds not already owned by BAT at about $49B SEC registration and Level III ADSs provide fully tradable instrument Financing Committed to maintaining a strong investment grade credit rating for the combined company BAT intends to take actions to treat legacy RAI and BAT debt pari-passu A $25B acquisition facility entered into by BAT provides additional financing certainty Timing and closing Transaction is approved by the RAI Transaction Committee and boards of both companies Subject to approval of RAI and BAT shareholders and certain customary closing conditions, including regulatory approvals Transaction expected to close in Q3 2017 Termination fee is payable by either party to the other if that party’s Board changes its recommendation to its shareholders to vote in favor of the deal and the deal is terminated

Transaction delivers significant value to RAI shareholders Premium to reference RAI share prices Offer represents a premium of 26.4% to the RAI closing price on October 20, 2016 Compares favorably to control premiums paid in benchmark transactions where acquirer already owned between 30 - 49% of target Offer represents a 9.5% premium to all-time high RAI share price on Jul. 5, 2016 Offer represents a 7.0% premium to original BAT proposal terms received on Oct. 20, 2016 RAI valuation multiple comparisons Represents an EV/EBITDA multiple of 16.9x based on RAI’s LTM reported EBITDA Highest-end of multiples paid in major tobacco industry transaction since 2001 Compares to a LTM EV/EBITDA multiple of 13.1x in Lorillard acquisition Represents a LTM P/E multiple of 27.5x RAI shareholder returns Total RAI shareholder return of more than 120% since announcement of Lorillard transaction on Jul. 14, 2014 Total RAI shareholder return of more than 70% since Lorillard transaction closing on Jun. 12, 2015

Timeline SEC process expected to take 4 to 5 months BAT plc will become a registrant and a reporting company under the US securities laws as part of the transaction. NYSE-listed Level III ADSs representing BAT ordinary shares will be issued to RAI shareholders as part of the deal consideration. RAI shareholder vote The transaction is required to be approved by holders of a majority of the unaffiliated RAI shares entitled to vote and who are present (in person or by proxy) and voting at the RAI shareholders meeting, as well as a majority of the outstanding RAI shares A proxy statement/prospectus, together with notice of the relevant RAI shareholder meeting, will be distributed to RAI shareholders in late Q2 or Q3. The timing of the RAI shareholders meeting will be aligned with the timing of the BAT shareholder vote. BAT shareholder vote The merger requires the approval of holders of a majority of BAT shares that are present (in person or by proxy) and entitled to vote at the BAT shareholders meeting. A shareholder circular, together with notice of the relevant BAT shareholder meeting, will be distributed to BAT shareholders in late Q2 or Q3. Closing Conditions The merger is subject to US anti-trust clearance along with certain other regulatory approvals and other customary closing conditions. Expected closing in Q3 2017 Completion is expected to take place shortly after the BAT and RAI affirmative shareholder votes and is expected to occur in Q3 2017.

Compelling Strategic and Financial Rationale 16 Strategic Rationale Compelling growth potential in a stronger, truly global tobacco company Continued significant exposure to the attractive, growing and profitable US market Additional exposure to leading positions in high growth emerging markets Distinctive portfolio of strong, growing global brands Opportunity to share global best practices, global collaboration potential Truly global Next Generation Products (NGP) business with a world-class pipeline Financial Rationale RAI shareholders to own approximately 19% of combined company, represent >40% of combined profits EPS, DPS and cash flow accretive in the first full year Strong financial profile with commitment to maintaining a solid investment grade credit rating Continued commitment to BAT’s progressive dividend policy and a minimum payout ratio of 65% Ability to participate in realization of at least $400m cost synergies

Business & brand highlights  Debra Crew President and CEO

Opportunities in U.S. tobacco market Stable macroeconomic environment Manageable cigarette volume declines Attractive and profitable cigarette market Growth in moist-snuff volumes Interest in non-cigarette alternatives remains strong

RAI companies are well-positioned RJReynolds Santa Fe Natural Tobacco Company Est. 1900 American Snuff Co. RAI Innovations Cigarettes Snus Natural American Spirit cigarettes Moist Smokeless Tobacco Vapor NRTs

Range of distinctive brands driving growth Cigarettes Moist Snus Vapor HnB NRT

Strongest portfolio dynamics in U.S. industry Newport No. 1 menthol cigarette brand; no. 2 cigarette brand Camel No. 3 cigarette brand; leading total-tobacco brand Pall Mall No. 1 value cigarette brand Natural American Spirit Cigarettes No. 1 fastest growing premium cigarette brand Grizzly It’s that good No. 1 moist-snuff brand in Wintergreen and Pouches Vuse No. 1 vapor brand; superior technology

Competitive strengths Strong brand portfolio reflects risk continuum Leaders in innovation and new product commercialization Effective and efficient business strategies and operations Superior consumer and trade engagement capabilities High-performing culture drives performance

EPS has more than doubled since 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 $0.83 $0.69 $2.27 to $2.33(10/19/16) $2.57 GAAP Adjusted Reconciliation of GAAP to Adjusted results in Appendix 1 and 2

Summary Transaction provides significant premium Appropriately values RAI growth opportunities Expected to close in Q3 2017 Unique opportunity for future growth in combined company Combination Creates the World’s Largest Global Tobacco Company

Q&A

Appendix 1

Reynolds American Inc.

Reconciliation of Reported (GAAP) to Adjusted (Non-GAAP) Results
(Dollars in Millions, Except Per Share Amounts)
(Unaudited)

RAI management uses "adjusted" (non-GAAP) measurements to set performance goals and to measure the performance of the overall company, and believes that investors' understanding of the underlying performance of the company's continuing operations is enhanced through the disclosure of these measurements. "Adjusted" (non-GAAP) results are not, and should not be viewed as, substitutes for "reported" (GAAP) results.

	2004[1,2]	2005[2]	2006[2]	2007	2008	2009	2010	2011	2012	2013	2014	2015	YTD 2016
Reported (GAAP) Operating Income:	$882	$1,459	$1,930	$2,418	$567	$1,763	$2,432	$2,399	$2,214	$3,132	$2,531	$6,953	$9,083
Reported (GAAP) results include the following:													
B&W/Lane GAAP results	328												
Proforma adjustments	(128)												
Premerger B&W integration costs	35												
Goodwill and trademark impairment charges	199	200	90	65	318	567	32	48	129	32			
Restructuring charge	5	2	1		90	56			149				
Merger integration costs	130	107	45										
RAI settlements	50												
Phase II growers'trust offset	(69)	(27)											
RAI returned goods reserve adjustment	38												
Federal tobacco buyout assessment		81	(9)										
Loss on sale of assets		24											
Implementation costs							60	23		24	16	223	31
Scott lawsuit								139					
Engle progeny cases								64	37	18	100	127	86
Other tobacco-related litigation charges									5	34	2	25	
Asset impairment and exit charges							38					99	
Gain on divestitures												(3,181)	(4,861)
Benefits from NPM Settlement and 2003 claim										(219)	(34)	(108)	
Transaction-related costs											38	54	
MTM pension/postretirement adjustment	-	-	-	(43)	1,527	49	110	145	329	-	-	246	-
Total adjustments	588	387	127	22	1,935	672	240	419	649	(111)	574	(2,515)	(4,744)
Adjusted (Non-GAAP) Operating Income	$1,470	$1,846	$2,057	$2,440	$2,502	$2,435	$2,672	$2,818	$2,863	$3,021	$3,105	$4,438	$4,339
Net income per diluted share:													
Reported (GAAP)	$0.69	$0.89	$1.03	$1.18	$0.38	$0.82	$0.96	$1.20	$1.12	$1.57	$1.37	$2.57	$3.65
Adjusted (Non-GAAP)	$0.83	$0.98	$1.02	$1.19	$1.20	$1.32	$1.32	$1.41	$1.49	$1.59	$1.71	$1.98	$1.69
Net Sales	$8,323	$8,256	$8,510	$9,023	$8,845	$8,419	$8,551	$8,541	$8,304	$8,236	$8,471	$10,675	$9,317
Operating margins:													
Reported (GAAP)	10.6%	17.7%	22.7%	26.8%	6.4%	20.9%	28.4%	28.1%	26.7%	38.0%	29.9%	65.1%	97.5%
Adjusted (Non-GAAP)	17.7%	22.4%	24.2%	27.0%	28.3%	28.9%	31.2%	33.0%	34.5%	36.6%	36.7%	41.6%	46.6%

(1) Includes proforma GAAP adjustments as if the merger of B&W/Lane had been completed on January 1, 2004.
(2) Not adjusted to reflect change in accounting for pension and postretirement.

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Appendix 2 REYNOLDS AMERICAN INC. Reconciliation of Reported (GAAP) to Adjusted (Non-GAAP) Operating Income by Segment (Dollars in Millions) (Unaudited) The RJR Tobacco segment consists of the primary operations of R.J. Reynolds Tobacco Company, the second-largest tobacco company in the United States and which also manages a contract manufacturing business. The Santa Fe segment consists of the primary operations of Santa Fe Natural Tobacco Company, Inc., which manufactures Natural American Spirit cigarettes and other additive-free tobacco products. The American Snuff segment consists of the primary operations of American Snuff Company, LLC, the second-largest smokeless tobacco products manufacturer in the United States. Management uses "adjusted" (Non-GAAP) measurements to set performance goals and as a means to measure the performance of the company, and believes that investors' understanding of the underlying performance of the company's continuing operations is enhanced through the disclosure of these measurements. “Adjusted” (Non-GAAP) results are not, and should not be viewed as, substitutes for “reported” (GAAP) results. Three Months Ended September 30, 2016 2015 RJR Tobacco Santa Fe American Snuff RJR Tobacco Santa Fe American Snuff Reported (GAAP) operating income $1,309 $154 $134 $1,129 $120 $121 Reported (GAAP) results include the following: Implementation costs (2) 3 - - 86 - - Engle Progeny cases 25 - - 14 - - Total adjustments (4) 28 - - 100 - - Adjusted (Non-GAAP) operating income $ 1,337 $ 154 $ 134 $ 1,229 $ 120 $ 121 Nine Months Ended September 30, 2016 2015 RJR Tobacco Santa Fe American Snuff RJR Tobacco Santa Fe American Snuff Reported (GAAP) operating income $ 3,632 $ 410 $ 405 $ 2,444 $ 337 $ 369 Reported (GAAP) results include the following: Implementation costs (1) (2) 6 - - 188 - - 2003 NPM Adjustment Claim - - - (70) - - Engle Progeny cases 86 - - 125 - - Tobacco Related and Other Litigation - - - 19 - - Total adjustments (3) (4) 92 - - 262 - - Adjusted (Non-GAAP) operating income $ 3,724 $ 410 $ 405 $ 2,706 $ 337 $ 369 (1) For the nine months ended September 30, 2016, RAI and its operating companies recorded aggregate implementation cost adjustments of $31 million, including $25 million in the corporate and all other segment. (2) For the three and nine months ended September 30, 2015, RAI and its operating companies recorded aggregate implementation cost adjustments of $93 million and $197 million, respectively, including $7 million and $9 million, respectively, in the corporate and all other segment. (3) For the nine months ended September 30, 2015, RAI and its operating companies recorded aggregate transaction related cost adjustments of $54 million in the corporate segment. (4) For the three and nine months ended September 30, 2015, RAI and its operating companies recorded aggregate adjustments of $99 million in asset impairment and exit charges in the all other segment.